Exhibit 99.1

Scorpio Tankers Amends its 2010 Credit Facility Making it a Reducing Revolving Facility and Agrees to Time Charter-In Two Vessels

MONACO -- (Marketwire) – July 13, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it has amended its 2010 Credit Facility converting it to a reducing revolving credit facility from a term loan and that it has agreed to time charter-in two vessels.

The Company executed an amendment to its 2010 Credit Facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V.  The 2010 Credit Facility was originally signed on June 2, 2010.  The amendment converts the 2010 Credit Facility from a term loan to a reducing revolving credit facility.  This gives the Company the ability to pay down the outstanding balance when it has excess cash and re-borrow from the total available commitments as needed.

The total available commitment at the date of signing the amendment is $137.0 million, representing the balance of the original term loan, and the facility is fully drawn at this date.  The commitment will reduce at the end of every quarter by $4.1 million until the loan matures on June 2, 2015.  All of the covenants and terms in the amended credit facility are substantially the same as the covenants contained in the 2010 Credit Facility prior to the amendment.  A commitment fee equal to 40% of the applicable margin is payable on the unused portion, if any, of the total available commitment amount.

In addition, the Company announced today that it has agreed to time charter-in two vessels on the terms summarized below:

The Histria Perla, a 2005 built Handymax product tanker (40,471 DWT) and the Histria Coral, a  2006 built Handymax product tanker (40,426 DWT), will each be chartered-in for two years at a rate of $12,750 and $13,250 per day for the first and second years, respectively.  Each charter agreement includes an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.  The Histria Perla is expected to be delivered to the Company in July 2011, and the Histria Coral is expected to be delivered by the beginning of August 2011.

Emanuele Lauro, CEO of Scorpio Tankers, commented, "We are excited to announce the signing of these two time charter agreements at attractive terms because we believe the fundamentals of the product tanker sector and charterers’ expectations  continue to improve, as evidenced by the strengthening time charter market.

Emanuele Lauro continued, “The amendment to our 2010 credit facility will enable us optimize our cash flow and enhance our already strong liquidity position.  Once again, these events demonstrate our ability and  commitment to executing on market opportunities and creating value for our shareholders.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.4 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616